Mail Stop 6010	November 16, 2005

Karl W. Kindig, Esq.
Corporate Counsel and Corporate Secretary
Conseco, Inc.
11825 N. Pennsylvania Street
Carmel, IN 46302

Re:  	Conseco, Inc.
	Registration Statement on Form S-3, filed November 8, 2005
File No. 333-129555

Dear Mr. Kindig:

      We have limited our review of the above referenced registration statement to the disclosure with respect to the selling stockholders.
In that respect, we have the following comments:

1. Please revise your prospectus to identify the selling stockholders who are registered broker-dealers as underwriters with respect to the securities being offered.

2. Please also revise your prospectus to identify any selling stockholders who are affiliates of broker-dealers as such and clearly provide in your prospectus that such seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Sonia Barros at (202) 551-
3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Stephan Feder, Esq.
	Gary Horowitz, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, New York 10017-3954
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Karl W. Kindig, Esq.
November 16, 2005
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